

July 3, 2012

Via Email
Richard Chiang
President, Secretary, and Treasurer
Apex 4 Inc.
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506

> **Re:** **Apex 4 Inc.**
> **Form 10-12(G)**
> **Filed June 6, 2012**
> **File No. 000-54732**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Directors and Executive Officers, page 16

3. Page 13 states Mr. Chiang is employed by Redwood Capital, Inc. However, page 16 and other parts of the document state he is employed by Tech Associates, Inc. Please reconcile and revise throughout.

Prior Blank Check Company Experience, page 17

4. We note your disclosure regarding Mr. Chiang's prior affiliation with Apex 1, Apex 2, and Apex 3. Please disclose:

- Whether Mr. Chiang has any continuing affiliation with these companies such as an equity interest (disclose if he has no affiliation in any form whatsoever),
- Whether any affiliate or third party was involved in each company's business combination (including any compensation received by such affiliate or party),
- Whether Mr. Chiang received any compensation in connection with each company's business combination,
- Whether the successor entities are currently reporting companies and, if so, whether they are timely in their obligations, and
- Whether the successor entities have a public trading market for their securities.

5.   Further, disclose whether OZ Saferooms Technologies, MAP Universal LLC, and US
        Nuclear Corp. were operating entities such that, after the business combination, Apex 1,
        Apex 2, and Apex 3 ceased to be shell companies.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

6.   We note that there are inconsistencies in the Report. The first paragraph states that the
        auditor has audited the balance sheet of Apex 4, Inc. as of May 18, 2012 and the related
        statements of operation, changes in shareholders' equity and cash flows for the period
        from May 18, 2012 (inception) May 31, 2012.   We believe that the first paragraph
        should state that the balance sheet as of May 31, 2012 has been audited in order to
        conform to the language in the third paragraph. Also, the word "to" should be inserted
        between May 18, 2012 and May 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French,
Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-
3310 or Paul Fischer, Attorney Advisor, at 202-551-3415 with any other questions.

                                            Sincerely,

                                            /s/ Terry French for

                                            Larry Spirgel
                                            Assistant Director